Filed Pursuant to Rule 433

Registration Statement 333-135234

Relating to Preliminary Prospectus Supplement dated July 25, 2006

Republic of Panama

Final Term Sheet

Issuer:	Republic of Panama

Title:	7.250% Global Bonds due 2015

Size:	$313,000,000

Maturity:	March 15, 2015

Coupon:	7.250%

Price to Public:	102.803% plus accrued interest from March 15, 2006

Yield to maturity:	6.813%

Spread to Benchmark Treasury:	+ 175 basis points

Benchmark Treasury:	5.125% due 5/15/2016

Benchmark Treasury Yield:	5.063%

Interest Payment Dates:	March 15 and September 15

Settlement:	August 1, 2006

Ratings:	Ba1 by Moody’s Investor Services, BB by Standard and Poor’s Rating Services, and BB+ by Fitch Ratings, Inc.

Underwriting:	Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated July 25, 2006, Barclays Capital Inc. and Deutsche Bank Securities Inc. as the underwriters have severally agreed to purchase and Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated in the following table:

	Barclays Capital Inc.	US $309,870,000
	Deutsche Bank Securities Inc.	US $3,130,000

	Total	US$313,000,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, and Barclays Capital Inc., will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll- free 1-888-227-2775, Ext. 2663.